Exhibit 12.1

Statement Regarding Computation of Ratios

(In thousands)

	Year Ended December 31,
	2005	2006	2007	2008	2009
Earnings:
Consolidated loss before income taxes	$(67,901)	$(86,248)	$(143,166)	$(237,293)	$(153,899)
Add: Fixed charges	2,163	2,111	3,959	6,686	19,018
Amortization of capitalized interest	—	—	—	6	43
Less: Capitalized interest	—	—	—	(860)	—

Earnings as defined	$(65,738)	$(84,137)	$(139,207)	$(231,461)	$(134,838)

Fixed Charges:
Interest Expense	$1,613	$1,612	$3,520	$6,313	$18,718
Estimated interest component of rent expense	550	499	439	373	300

Total fixed charges	$2,163	$2,111	$3,959	$6,686	$19,018

Ratio of earnings to fixed charges (1)	—	—	—	—	—

Deficiency of earnings available to cover fixed charges	$(67,901)	$(86,248)	$(143,166)	$(238,147)	$(153,856)

Combined fixed charges and preferred stock dividends:
Fixed charges	$2,163	$2,111	$3,959	$6,686	$19,018
Preferred stock dividend requirements of the registrant	9,185	2,031	2,114	1,912	—

Total combined fixed charges and preferred stock dividends	$11,348	$4,142	$6,073	$8,598	$19,018

Ratio of earnings to combined fixed charges and preferred stock dividends (1)	—	—	—	—	—

Deficiency of earnings available to cover combined fixed charges
and preferred stock dividends	$(77,086)	$(88,279)	$(145,280)	$(240,059)	$(153,856)

(1)	Earnings were insufficient to cover total fixed charges and total combined fixed charges and preferred stock dividends.